Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Misonix, Inc.

Farmingdale, New York

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-3 of our reports dated September 5, 2019, relating to the consolidated financial statements and schedule (which report on the consolidated financial statements includes a change in accounting principle paragraph regarding the adoption of Accounting Standards Codification Topic No. 606 “Revenue from Contracts with Customers”) and the effectiveness of internal control over financial reporting of Misonix, Inc. (the “Company”) appearing in the Company’s Annual Report on Form 10-K for the year ended June 30, 2019. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of June 30, 2019.

/s/ BDO USA, LLP

Melville, New York

November 21, 2019